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AerCap Holdings N.V.
AerCap House
Stationsplein 965
1117 CE Schiphol Airport Amsterdam
The Netherlands

January 26, 2010

VIA EDGAR AND HAND DELIVERY

Mail Stop 4631

Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4631

Re:
AerCap Holdings N.V.
Amendment No. 3 to Registration Statement on Form F-4
Filed January 4, 2010
File No. 333-162365
Annual Report on Form 20-F for the fiscal year ended December 31, 2008
Filed April 1, 2009
File No. 1-33159

Dear Ms. Long:

        On behalf of AerCap Holdings N.V. ("AerCap" or the "Company"), this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Staff"), dated January 22, 2010, setting forth comments to (i) pre-effective Amendment No. 3 to Registration Statement on Form F-4 (the "F-4/A3") filed by the Company with the U.S. Securities and Exchange Commission (the "Commission") on January 4, 2010 and (ii) the Company's Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Commission on April 1, 2009 (the "Company's 20-F"). Set forth below are the Staff's comments, indicated in bold, and the Company's responses. In addition, pre-effective Amendment No. 4 to the Registration Statement on Form F-4 ("Amendment No. 4") is being filed by the Company today with the Commission by electronic submission. Any terms not defined herein shall have the meanings set forth in Amendment No. 4. For your convenience, the Company has included herewith a blackline reflecting changes to the F-4/A3 filed on January 4, 2010.

Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission

Amendment No. 3 to Registration Statement on Form F-4

General

1.
We note that Exhibit 5.1 is dated as of November 9, 2009, Exhibit 8.1 is dated as of December 11, 2009, and Exhibit 8.2 is dated as of December 11, 2009. Please have these exhibits and their associated consents updated as of a reasonably proximate date and refile them as exhibits to the registration statement.

Exhibit 5.1, Exhibit 8.1 and Exhibit 8.2, together with their associated consents, have been updated as of January 26, 2010 and are refiled as exhibits to Amendment No. 4.

Unaudited Pro Forma Combined Financial Statements

2.
We note your response to comment six in our letter dated December 23, 2009. Please revise your disclosures related to adjustment (g) on page 33 to address the following:

  •
  Please provide a breakdown of this adjustment in a manner similar to the pro forma maintenance adjustment table provided to us on a supplemental basis on January 18, 2010;

      Adjustment (g) has been revised accordingly on pages 32 and 33.

    •
    For the accounting harmonization component of this adjustment, please clarify, if true, that the $73.2 million adjustment for the recognition of accrued maintenance liability based on AerCap's accounting policy is limited by the amount of supplemental rents collected by Genesis under current leases in excess of amounts paid back to lessees for maintenance events; and

      Adjustment (g) has been revised accordingly on pages 32 and 33.

    •
    For the component described as purchase accounting adjustment in relation to lessor contributions, please disclose, if true, that the adjustment amount represents the estimated fair value of future lessor maintenance contributions based on prior usage. Refer to paragraph 7 of FSP SFAS 141(R)-1.

      Adjustment (g) has been revised accordingly on pages 32 and 33.

Form 20-F For The Year Ended December 31, 2008

Financial Statements

Consolidated Statements of Cash Flows, page F-5

Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission

3.
We note your response to comment 10 in our letter dated December 23, 2009. Based on the activity you identified related to your accrued maintenance liability as well as the additional information you provided us in our conference call on January 19, 2010, we note that supplemental rents you have collected related to aircraft that you subsequently sell (or supplemental rents mat have been collected by me lessor of aircraft you subsequently purchase) are netted against the purchase price of such aircraft. Notwithstanding the fact that you remit a net amount to the seller of the aircraft you acquire (or receive a net amount from the purchaser of your aircraft), you have reflected the obligation related to the supplemental rents you assumed from the seller and the obligation you transferred to the purchaser as a cash flow on your statement of cash flow. This appears to result in reflecting the noncash activity related to these supplemental rents in your cash flows from operating and investing activities. As discussed in paragraph 32 of SFAS 95, only the cash portion of transactions shall be reported in the statement of cash flows. In this regard, please revise your statements of cash flow in an amendment to your Form 20-F to properly only reflect the cash portion of transactions with buyers and sellers of aircraft. If you determine that the revisions would not be material, please provide us with your SAB 99 materiality analysis.

  The Company has performed an SAB 99 materiality analysis in which it came to the conclusion that the revisions are not material. Attached hereto as Exhibit A is a memorandum containing the Company's SAB 99 materiality analysis.

4.
We note your response to comments 10 and 11 in our letter dated December 23, 2009. We note that you generally have an obligation to return supplemental rents paid to you by the lessees upon the receipt of evidence of qualifying maintenance work from the lessees. Your forecast analysis indicates that in the future you expect to return the majority of the supplemental rents collected during the lease term back to the lessee. Based on these facts as well as the fact that the Company has the use of the cash and has thereby has theoretically reduced its need for debt or other borrowed funds, it appears to us that these maintenance payments are more akin to the financing activities identified in paragraph 18 of SFAS 95 rather than operating activities. Furthermore, paragraph 24 of SFAS 95 states that when cash flows have aspects of more than one class of cash flow, the appropriate classification shall depend on the activity that is likely to be the predominant source of the cash flows for the item. Since based on your forecasts, we assume that most of the maintenance payments will be remitted to the lessees, it would appear appropriate to reflect changes in the accrued maintenance liability in financing

Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission

  activities in your Form 20-F for the year ended December 31, 2009. In doing so, you should show the amount of supplemental rents received from lessees and correspondingly supplemental rents remitted back to the lessees in separate line items. For consistency and comparability purposes, please also revise your presentation of these changes for all periods presented. In a similar manner, if you also determine that the majority of lessee deposits are returned back to lessees, please also revise your statements of cash flows to reflect changes related to lessee deposits in financing activities.

  The Company will reflect changes in the accrued maintenance liability in financing activities in its Form 20-F for the year ended December 31, 2009 and for consistency and comparability purposes will revise its presentation for all periods presented. Supplemental rents received and reimbursed to lessees will be reflected in separate line items. The Company will evaluate whether a similar classification for security deposits is appropriate and will consequently revise the presentation in its Form 20-F for the year ended December 31, 2009 if deemed appropriate.

*    *    *

        If you have any questions, please do not hesitate to contact Robert S. Reder at (212) 530-5680 or Dean W. Sattler at (212) 530-5629, both of Milbank, Tweed, Hadley & McCloy LLP. In addition, please feel free to contact me at +31 206 559 600.

Sincerely,
/s/ KLAUS HEINEMANN Klaus Heinemann Chief Executive Officer

Enclosures

cc:	John McMahon—Genesis Lease Limited
Raymond O. Gietz—Weil, Gotshal & Manges LLP
Boris Dolgonos—Weil, Gotshal & Manges LLP
Robert S. Reder—Milbank, Tweed, Hadley & McCloy LLP
Drew S. Fine—Milbank, Tweed, Hadley & McCloy LLP
Dean W. Sattler—Milbank, Tweed, Hadley & McCloy LLP

 Exhibit A

Internal Memo

To:	Accounting File
Cc:	PricewaterhouseCoopers
From:	Accounting
Date:	January 25, 2009
Subject:	SAB 99 analysis cash flow statement 20-F 2008

During the Amalgamation F-4 drafting process, a revision in the Company's statements of cash flows as reported in its Form 20-F for the year ended December 31, 2008 ("2008 20-F") was identified during the review with the SEC. As required under Staff Accounting Bulletin (SAB) No. 99 "Materiality", the Company needs to make an assessment of the materiality of this revision based on a consideration of all relevant qualitative and quantitative factors. From a quantitative perspective, materiality has historically been assessed by management of the Company using a 5% of pre-tax earnings threshold for income statement adjustments. Management concludes that while the cash flow revision is substantial in the 2006 and 2007 comparative periods presented in the statements of cash flows included in the 2008 20-F, this revision is not material based on the consideration of all relevant quantitative and qualitative factors.

Background

During the Amalgamation F-4 drafting process, a revision in the statements of cash flows included in the 2008 20-F was identified during the review with the SEC. In prior periods, the Company had considered and recognized the change in the accrued maintenance liability in the cash flows from operating activities. The change in the accrued maintenance liability among others changes also includes changes that resulted from the recognition of the required accrued maintenance liability by the Company whenever an aircraft is acquired, and the reduction of the required accrued maintenance liability by the Company whenever an aircraft is sold. Given this fact pattern, changes in the accrued maintenance liability were classified in the cash flows from operating activities in the statements of cash flows. The following presentation of the change in the accrued maintenance liability relating to aircraft purchases and sales was included in the cash flows from operating activities section of the statements of cash flows included in the 2008 20-F:

	2006	2007	2008
Change relating to aircraft purchase	(1,563)	(44,256)	(19,936)
Change relating to aircraft sales	54,508	2,143	18,619

Net change	52,945	(42,113)	(1,317)

Reported net cash provided by operating activities	348,379	205,938	250,433
Reported net cash used in investing activities	(843,289)	(415,790)	(1,160,998)

Quantitative analysis operating activities	15%	-20%	-1%
Quantitative analysis investing activities	-6%	10%	0%

Based on paragraph 32 of SFAS 95, notwithstanding the fact that this paragraph refers to Noncash Investing and Financing Activities, it was determined that only the cash portion of transactions should be reported in the statements of cash flows, resulting in an overstatement/understatement of net cash provided by operating activities and net cash used in investing activities in certain period presented in the 2008 20-F. As shown in the table above, based on the Company's assessment it was determined that from a quantitative perspective the revision in the statements of cash flows was substantial for the years ended December 31, 2006 and 2007. The revision in the statements of cash flows for the year ended December 31, 2008 was not considered substantial from a quantitative perspective.

Assessment

During the first quarter of 2010, the Company performed an assessment of the revision of the statements of cash flows included in the 2008 20-F, to determine if there is a material misstatement of the 2008 20-F taken as a whole. This revision was assessed for materiality under the guidance within Statement of Financial Accounting Standard (SFAS) No. 154, "Accounting Changes and Error Corrections" and SAB 99. In evaluating the materiality of the revision identified in the statements of cash flows included in the 2008 20-F, the Company also considered whether there were any unadjusted differences that existed at December 31, 2008, which needed to be included in the evaluation of the materiality of this revision. There were no unadjusted differences that existed at December 31, 2008 which needed to be considered in this materiality assessment.

As stated in SAB 99, materiality concerns the significance of an item to users of a registrant's financial statements. A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

    "The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item."

The Company considered the content of the speech by U.S. Securities and Exchange Commission (SEC) Staff entitled "Corporation Finance in 2008—A Focus on Financial Reporting" dated January 23, 2008 which re-emphasizes the importance of collectively weighing all applicable quantitative and qualitative factors in assessing materiality of an accounting error versus the need to restate. Specifically, the SEC staff noted that items which are quantitatively material could be assessed as immaterial based on a consideration of the relevant qualitative factors. The Company also considered the comments included within the August 1, 2008 Final Report of the Advisory Committee on Improvements to Financial Reporting to the United States Securities and Exchange Commission. Within this report, the Advisory Committee provided guidance on financial restatements, and the following excerpts were noted:

  •
  "Prior period financial statements should only be amended if the error would be material to investors making current investment decisions."

  •
  "The Supreme Court has established that 'a fact is material if there is a substantial likelihood that a reasonable investor in making an investment decision would consider it as having significantly altered the total mix of information available."'

  •
  "We believe that those who judge the materiality of a financial statement error should make the decision based upon the interests, and the viewpoint, of a reasonable investor and based upon how that error impacts the total mix of information available to a reasonable investor. Preparers, audit committees and auditors must 'step into the shoes' of a reasonable investor when making these judgments."

  •
  "The following are examples of some of the qualitative factors, which should be considered when evaluating the materiality of all errors:

  •
  "The error impacts metrics that do not drive investor conclusions or are not important to investor models

    •
    The error is a one time item and does not alter investors' perceptions of key trends affecting the company

    •
    The error does not impact a business segment or other portion of the registrant's business that investors regard as driving valuation or risks."

In consideration of the above guidance, the Company assessed both the applicable quantitative and qualitative factors in order to assess the materiality of the revision of the statements of cash flows included in the 2008 20-F.

Quantitative Factors Considered:

The following quantitative factors were considered in assessing the materiality of the revision:

  –
  Net cash provided by operating activities was overstated by $52.9 million (15%) for the year ended December 31, 2006, understated by $42.1 million (20%) for the year ended December 31, 2007 and understated by $1.3 million (1%) for the year ended December 31, 2008. Cash provided by operating activities is an indicator of the cash generating capacity of the Company's operations, and this revision is a substantial understatement and overstatement in the statements of cash flows for the years ended December 31, 2006 and 2007.

  –
  Net cash used in investing activities was understated by $52.9 million (6%) for the year ended December 31, 2006, overstated by $42.1 million (10%) for the year ended December 31, 2007 and understated by $1.3 million (0%) for the year ended December 31, 2008. Cash used in investing activities represents cash used in the investing activities of the Company (generally for the purchase and sale of aircraft). While this is a substantial overstatement and understatement for the years ended December 31, 2006 and 2007 and an important factor on the statements of cash flows, it is of lesser importance than the Company's cash flows from operating activities.

  –
  The understatement and overstatement of cash provided by operating activities is offset by the overstatement and understatement of cash used in investing activities, and the total change in cash shown on the statements of cash flows is properly stated.

  –
  The revision for the most recent period presented in the 2008 20-F, the year ended December 31, 2008, and therefore the most relevant period presented, is not material from a quantitative perspective.

  –
  The revision for the two earlier periods presented in the 2008 20-F, the years ended December 31, 2006 and 2007, when combined ($10.8 million or 2% of operating cash flows), would not be considered material from a quantitative perspective and would therefore not undermine an investors view of the cash generating capacity of the Company's operations.

  –
  The revision for the two earlier periods presented in the 2008 20-F, the years ended December 31, 2006 and 2007, would not materially change the average operating cash flows for the three years presented ($3.2 million or 1.2% of operating cash flows), would not adjust for a structural overstatement or understatement of operating cash flows and would therefore not undermine an investors view of the cash generating capacity of the Company's operations.

  –
  No other primary statements (statement of operations, balance sheet, statement of shareholders' equity and comprehensive income) or components within those statements are misstated.

  –
  No edits are necessary to the financial statement footnotes to adjust for the revision.

In summary, the analysis discussed above suggests that this revision may be quantitatively material to the operating and investing activities of the statements of cash flows for the earliest years presented, the years ended December 31, 2006 and 2007, but not quantitatively material for the most recent year presented, the year ended December 31, 2008. However, this revision is not quantitatively material to the cumulative and average operating cash flows presented for the three years included in the 2008 20-F and would therefore not undermine an investors overall view of the cash generating capacity and trends of the Company's operations. No other sections of the 20-F are misstated from as a result of this revision. Further qualitative analysis of the materiality of this revision is considered below.

Qualitative Factors Considered:

The following qualitative factors were considered from SAB 99:

  –
  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate—The cash flow revision represents a precise measurement with no degree of imprecision.

  –
  Whether the misstatement masks a change in earnings or other trends—Earnings are not impacted by this misstatement. While operating cash flows may be materially impacted on a quantitative basis for years ended December 31, 2006 and 2007, the cumulative and average operating cash flows presented for the three years included in the 2008 20-F are not materially misstated. Operating cash flows were not structurally overstated or understated and would therefore not change an investor's perception of the cash generating capacity of the Company's operations.

  –
  Whether the misstatement hides a failure to meet analysts' consensus expectations from the enterprise—Analysts' consensus expectations do not include a significant focus on operating cash flows. The majority of the focus is on earnings, earnings per share and net spread margins.

  –
  Whether the misstatement changes a loss into income or vice versa—The Company is reporting a net income for each of the periods presented in the Form 20-F 2008 regardless of whether or not the misstatement occurred. Further, the revision does not change net cash 'provided' by operation activities to net cash 'used' in operating activities, nor does it change net cash 'used' in investing activities to net cash 'provided' by investing activities.

  –
  Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability—The revision is not related to the Company's operating segments. It merely represents a revision which occurred in the cash flow reporting process. The key financial indicators which appear to represent the most importance to investors and are earnings, earnings per share and net spread margins. Cash flows appear to be focused on only to a limited extent and appear to be of lesser importance to the operations or profitability of the Company's business from the investors' perspective

  –
  Whether the misstatement affects the registrant's compliance with regulatory requirements—This revision has no impact on any regulatory requirements.

  –
  Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements—This revision has no impact on any loan covenants or other contractual requirements.

  –
  Whether the misstatement has the effect of increasing management's compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation—Management's compensation is not impacted by cash flows from operations and or investing activities

  –
  Whether the misstatement involves concealment of an unlawful transaction—This is a revision in the cash flow reporting process and does not involve concealment of an unlawful transaction.

The following additional qualitative factors were considered from the Final Report of the Advisory Committee on Improvements to Financial Reporting to the SEC:

  –
  Whether the revision impacts metrics that drive investor conclusions or are important to investor models—As noted above, the analysts do not discuss cash flows, or discuss these only in a limited fashion. The key financial indicators which appear to represent the most importance to investors are earnings, earnings per share and net spread margins. Cash flow metrics appear to be a secondary financial metric which are of lesser importance to the operations or profitability of the Company's business from the investors' perspective.

  –
  Whether the revision is a one time item which does not alter investors' perceptions of key trends affecting the company—This revision affects the earliest two periods of the three periods presented in the 2008 20-F and the revisions in these two years offset each other. The cumulative and average operating cash flow presented for the three years included in the 2008 20-F is not materially impacted, nor were the operating cash flows for these years structurally overstated or understated and would therefore not change an investor's perception of the cash generating capacity of the Company's operations.

Management Conclusion

The Company is making the following observations based on the above quantitative and qualitative factors:

  •
  The revision may be quantitatively material to cash flows from operating and investing activities for the years ended December 31, 2006 and 2007, but quantitatively immaterial for the most recent year presented, the year ended December 31, 2008 and not material to all other financial statements and financial metrics.

  •
  The cumulative and average operating cash flows presented for the three years included in the 2008 20-F are not materially impacted, nor were the operating cash flows for these years structurally overstated or understated and would therefore not change an investor's perception of the cash generating capacity of the Company's operations.

  •
  Analyst reports do not provide substantial focus on the segmentation of cash flows within the statements of cash flows, which suggests that this metric is secondary to other financial metrics such as changes in earnings, earnings per share and net spread margins from an investors' perspective.

  •
  No other qualitative factors were noted which would suggest that the revision is material to 2008 20-F.

Based on the above analysis, management concludes that while the cash flow revision may be quantitatively material to the statements of cash flows included in the 2008 20-F for the years ended December 31, 2006 and 2007, it is appropriate to assess this revision as not material for the financial statements taken as a whole based on a quantitative assessment of all years presented in the 2008 20-F including trends in operating cash flows and a consideration of the relevant qualitative factors which indicate that the revision is not material. Management concludes that the 2008 20-F statements of cash flows are not required to be restated as this revision would not be material to investors making current investment decisions. Accordingly, the cash flows will be revised in conjunction with the statements of cash flows in the Form 20-F for the year ended December 31, 2009, and management will disclose the nature of this revision in the Form 20-F for the year ended December 31, 2009 which we expect to file on March 18, 2010.

Discussion with In-House and Outside Legal Counsel

This matter has been discussed with the Company's General Counsel and in-house and outside legal counsel.

Discussion with the Audit Committee

Management has discussed this memo with the Audit Committee.

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AerCap Holdings N.V. AerCap House Stationsplein 965 1117 CE Schiphol Airport Amsterdam The Netherlands
  Exhibit A